making IT possible

82-34643

02042061

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
JUL [illegible] 2002
THOMSON FINANCIAL

RECEIVED
JUN 21 2002
154

SUPPL

Date June 18, 2002
Contact Otto Hotz
E-mail otto.hotz@unaxis.com
Directphone ++41 1 360 96 18
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

Otto Hotz
Corporate Human Resources

dlw 6/26

Enclosures

Commercial Register
Articles of Association

Unaxis Management Ltd
Hofwiesenstrasse 135
P.O.Box 1309
CH-8021 Zürich

Telefon ++41 1 360 96 96
Fax ++41 1 360 96 93
www.unaxis.com

making IT possible

Rule 12g3-2(b) File No. 82-5190

English Translation

Date June 17, 2002

Subject Chance in the Commercial Register

In the attached Commercial Register of Unaxis Inc.,
Company No. CH-020.3.919.027-3 the following entries have been changed as per June 6, 2002:

1. Company name:

From Unaxis Holding Ltd. to **Unaxis Holding Inc.**

2. Bussiness address

Unaxis Holding Inc.
Churerstrasse 120
CH-8808 Pfäffikon

3. Amendments to the Articles of Association

Art. 1 para. 1 (domicile of the company and English translation of company name)
Art. 6 (authorized capital)
Art. 6a (conditional capital increase for warrant and convertible bonds)
Art. 15 para.1 (number of Board members)
Art. 16 para. 1 (duration of office, re-election of Board members)
Art. 18 para. 4 (appointment of the secretary)
Art. 19 para. 4 (casting vote)
Art. 19 para. 6 (signing of the minutes)

Articles of Association in English attached

Unaxis Management Ltd
Hofwiesenstrasse 135
P.O.Box 1309
CH-8021 Zürich

Telefon ++41 1 360 96 96
Fax ++41 1 360 96 93
www.unaxis.com

Handelsregister des Kantons Schwyz - Hauptregister

Firmennummer	Rechtsnatur	Eintragung	Löschung	Uebertrag	
CH-020.3.919.027-3	Aktiengesellschaft	06.06.2002		von: auf:	1

Alle Eintragungen

Ei	Lö	Firma
0		**Unaxis Holding AG**
0	1	~~(Unaxis Holding SA) (Unaxis Holding Ltd)~~
1		(Unaxis Holding SA) (Unaxis Holding Inc.)

Ref	Sitz
0	bisher in Zürich
1	Freienbach

Ref	Aktienkapital (CHF)	Liberierung (CHF)	Aktien-Stückelung
0	263'401'840.--	263'401'840.--	13'170'092 Namenaktien zu CHF 20.--

Ref	PS-Kapital (CHF)	Liberierung (CHF)	Partizipationsscheine

Ref	Adresse der Firma
0	~~Hofwiesenstrasse 135~~ ~~8057 Zürich~~
1	Churerstrasse 120 8808 Pfäffikon

Ei	Lö	Zweck
0		Beteiligung an Unternehmungen aller Art im In- und Ausland, insbesondere an Industrieunternehmungen; Gesellschaft kann im übrigen alle Geschäfte betreiben, die bestimmt oder geeignet sind, das Unternehmen zu entwickeln oder den Gesellschaftszweck zu fördern.

Ei	Lö	Bemerkungen
0		Die vor der Eintragung im Handelsregister des Kantons Schwyz gestrichenen Tatsachen sowie allfällige frühere Tagebuch- und SHAB-Zitate können im Registerauszug des bisherigen Sitzes, welcher bei den abgelegten Handelsregisterakten liegt, eingesehen werden.
0		Mitteilungen an Namenaktionäre erfolgen schriftlich an ihre der Gesellschaft zuletzt angegebene Adresse.

Ref	Statutendatum
0	17.06.1981
0	06.06.1991
0	08.06.1993
0	24.05.1994
0	24.03.1995
0	27.05.1997
0	13.03.1998
0	12.03.1999
0	10.03.2000
0	04.05.2000
1	07.05.2002

Ei	Lö	Sacheinlagen, Sachübernahmen, beso Vorteile, Genussscheine
0		Uebernahm auf dem Wege der Fusion im Sinne von Art. 748 OR Aktiven und Passiven der C.F. Bally AG, in Zürich; näheres siehe Tagebuch 6041/1978
0		Fusion: Die Gesellschaft übernimmt auf dem Wege der Fusion die Balzers und Leybold Holding AG, in Zürich. Aktiven von CHF 259'887'054.57 und Passiven von CHF 36'068'200.30 gehen gemäss Fusionsvertrag vom 15.05.2000 und Fusionsbilanz per 31.12.1999 durch Universalsukzession auf die Gesellschaft über, die bereits sämtliche Aktien der übernommenen Gesellschaft besitzt. Dabei erlöschen diese Aktien und das Aktienkapital der übernehmenden Gesellschaft bleibt unverändert

Ref	Publikationsorgan
0	SHAB

Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung	Ei	Lö	Zweigniederlassung

Zei	Ref	TB-Nr	TB-Datum	SHAB	SHAB-Datum	Seite	Zei	Ref	TB-Nr	TB-Datum	SHAB	SHAB-Datum	Seite
	0	(Sitzverlegung)		(Sitzverlegung)									
WG	1	1462	06.06.2002	111	12.06.2002	11							

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
0		1m	~~Kissling, Dr. Willy, von Wolfwil, in Freienbach~~	~~Präsident und Delegierter~~	~~Kollektivunterschrift zu zweien~~
0		1m	~~Schmuckli, Jakob, von Lütisburg, in Köln (D)~~	~~Vizepräsident~~	~~Kollektivunterschrift zu zweien~~
0			Baschera, Dr. Pius, von Zürich, in Zizers	Mitglied	Kollektivunterschrift zu zweien
0			Späth, Dr. Lothar, von Deutschland, in Gerlingen (D)	Mitglied	Kollektivunterschrift zu zweien
0			Widmer, Bruno, von Zürich und Baar, in Zürich	Mitglied	Kollektivunterschrift zu zweien
0			Küpfer, Peter, von Basel und Steffisburg, in Zollikon	Mitglied	Kollektivunterschrift zu zweien
0			Rauh, Dr. Markus, von St. Gallen, in Mörschwil	Mitglied	Kollektivunterschrift zu zweien
0			Baumgartner, Dr. Beat, von Zürich und Altstätten, in Illnau-Effretikon	Direktor	Kollektivunterschrift zu zweien

Schwyz, 13.06.2002 08:08

Fortsetzung auf der folgenden Seite 2

Handelsregister des Kantons Schwyz - Hauptregister

CH-020.3.919.027-3	Unaxis Holding AG	Freienbach	2

Alle Eintragungen

Ei	Ae	Lö	Personalangaben	Funktion	Zeichnungsart
0		1	~~Babacan, Thomas, von Deutschland, in Zürich~~		~~Kollektivunterschrift zu zweien~~
0			Bühler, Valentin, von Zürich, in Zürich		Kollektivunterschrift zu zweien
0			Emch, Thomas, von Lüterswil-Gächliwil, in Aeugst am Albis		Kollektivunterschrift zu zweien
0			Ewald, Karl-Heinz, von Deutschland, in Adliswil		Kollektivunterschrift zu zweien
0			Kundert, Heinz, von Glarus, in Triesen (FL)		Kollektivunterschrift zu zweien
0		1m	~~Mück, Kurt, von Deutschland, in Rüschlikon~~		~~Kollektivunterschrift zu zweien~~
0			Otth, Paul E., von Innertkirchen, in Mettmenstetten		Kollektivunterschrift zu zweien
0			Boser, Marcel, von Buchs SG, in Weisslingen		Kollektivprokura zu zweien
0			Ernst & Young AG, in Zürich	Revisionsstelle	
	1		Kissling, Dr. Willy, von Wolfwil, in Hurden	Präsident	Kollektivunterschrift zu zweien
	1		Schmuckli, Jakob, von Lütisburg, in Stäfa	Vizepräsident	Kollektivunterschrift zu zweien
	1		Mück, Kurt, von Deutschland, in Kilchberg ZH		Kollektivunterschrift zu zweien

Schwyz, 13.06.2002 08:08

Dieser Auszug aus dem kantonalen Handelsregister hat ohne die nebenstehende Originalbeglaubigung keine Gültigkeit. Er enthält alle gegenwärtig für diese Firma gültigen Eintragungen sowie allfällig seit 06.06.2002 gestrichenen Eintragungen.
Auf besonderes Verlangen kann auch ein Auszug erstellt werden, der lediglich alle gegenwärtig gültigen Eintragungen enthält.

Für getreue Fotokopien des Handelsregistereintrages.

6430 Schwyz, 13. Juni 2002

Gebühr Fr. 3F

HANDELSREGISTER
DES KANTONS SCHWYZ
Der Registerführer:

HANDELSREGISTER * Kanton Schwyz *

unaxis

making IT possible

Rule 12g3-2(b) File No. 82-5190

Statuten

I. Firma, Sitz, Dauer, Zweck

Art. 1

Firma

Unter der Firma

Unaxis Holding AG
Unaxis Holding SA
Unaxis Holding Inc.

Dauer, Sitz

besteht auf unbestimmte Zeit eine Aktiengesellschaft mit Sitz in Pfäffikon SZ, Gemeinde Freienbach.

Zweigniederlassungen

Die Gesellschaft kann im In- und Ausland Zweigniederlassungen und Vertretungen errichten.

Art. 2

Zweck

Zweck der Gesellschaft ist die Beteiligung an Unternehmungen aller Art im In- und Ausland, insbesondere an Industrieunternehmungen. Die Gesellschaft kann im übrigen alle Geschäfte betreiben, die bestimmt oder geeignet sind, das Unternehmen zu entwickeln oder den Gesellschaftszweck zu fördern.

II. Kapitalstruktur

A. Aktienkapital, Aktien

Art. 3

Aktienkapital, Stückelung

Das Aktienkapital beträgt CHF 263 401 840.- und ist eingeteilt in 13 170 092 Namenaktien zu CHF 20.- Nennwert. Die Aktien sind vollständig liberiert.

Aktientitel, Zertifikate

Die Aktientitel tragen die faksimilierte Unterschrift von zwei Mitgliedern des Verwaltungsrates. Die Gesellschaft kann für eine Mehrzahl von Aktien Zertifikate ausgeben, die jederzeit kostenlos gegen kleinere Zertifikate oder die entsprechende Anzahl Aktien umgetauscht werden können.

Übertragungsbeschränkungen

Die Gesellschaft kann, wenn es die Generalversammlung mit der absoluten Mehrheit der vertretenen Aktiennennwerte und zwei Dritteln der vertretenen Stimmen beschliesst, Übertragungsbeschränkungen auf den Aktien begründen oder aufheben.

Art. 4

a) Aktienbuch

Der Verwaltungsrat führt ein Aktienbuch, in welches die Eigentümer und Nutzniesser mit Namen und Adresse eingetragen werden. Die Aktien der Gesellschaft sind frei übertragbar. Im Verhältnis zur Gesellschaft wird als Aktionär oder Nutzniesser nur anerkannt, wer im Aktienbuch eingetragen ist.

b) Aufgeschobener Titeldruck	Die Gesellschaft kann auf Druck und Auslieferung von Aktientiteln verzichten und mit der Zustimmung des Aktionärs ausgegebene Titel, die bei der Gesellschaft eingeliefert werden, ersatzlos annullieren. Der Aktionär kann von der Gesellschaft jederzeit kostenlos den Druck und die Auslieferung von Titeln für seine Aktien verlangen, und die Gesellschaft kann jederzeit nicht verurkundete Aktien ausdrucken.
c) Übertragungsform	Nicht verurkundete Aktien, einschliesslich daraus entspringende, nicht verurkundete Rechte, können nur durch Zession übertragen werden. Die Zession bedarf zur Gültigkeit der Anzeige an die Gesellschaft. Das Recht auf den Titel geht mit der rechtsgültigen Zession auch ohne Zustimmung der Gesellschaft auf den Erwerber über. Die Gesellschaft kann der Bank, bei welcher der Aktionär die abgetretenen Aktien buchmässig führen lässt, von der Zession Mitteilung machen.
d) Verpfändung	Nicht verurkundete Aktien und die daraus entspringenden Vermögensrechte können nur zugunsten der Bank, bei welcher sie der Aktionär buchmässig führen lässt, durch schriftlichen Pfandvertrag verpfändet werden. Eine Anzeige an die Gesellschaft ist nicht erforderlich. Der Anspruch auf Auslieferung des Titels kann auf die pfandnehmende Bank übertragen werden. Im übrigen setzt die Verpfändung von Aktien zu ihrer Gültigkeit zwingend die Übergabe des abgetretenen Aktientitels voraus.
e) Ausschluss der Angebotspflicht nach Börsengesetz	Der Erwerber von Aktien der Gesellschaft ist nicht verpflichtet, ein öffentliches Kaufangebot nach den Artikeln 32 und 52 des Bundesgesetzes über die Börsen und den Effektenhandel zu machen.

B. Kapitalerhöhungen

Art. 5

Ordentliche Kapitalerhöhung

Bei Kapitalerhöhungen hat jeder Aktionär Anspruch auf den Teil der neu ausgegebenen Aktien, der seiner bisherigen Beteiligung entspricht.

Bezugsrechtsausschluss

Das Bezugsrecht kann aus den in Art. 652 b Abs. 2 OR genannten Gründen von der Generalversammlung aufgehoben werden.

Art. 6

Genehmigtes Kapital

Der Verwaltungsrat ist ermächtigt, jederzeit bis zum 7. Mai 2004 das Aktienkapital im Maximalbetrag von CHF 40 000 000.- durch Ausgabe von höchstens 2 000 000 vollständig zu liberierenden Namenaktien mit einem Nennwert von je CHF 20.- zu erhöhen. Erhöhungen auf dem Wege der Festübernahme sowie Erhöhungen in Teilbeträgen sind gestattet. Der jeweilige Ausgabebetrag, der Zeitpunkt der Dividendenberechtigung und die Art der Einlage werden vom Verwaltungsrat bestimmt.

Der Verwaltungsrat ist berechtigt, das Bezugsrecht der Aktionäre ganz oder teilweise auszuschliessen und Dritten zuzuweisen, wenn solche neuen Aktien für die Uebernahme von Unternehmen durch Aktientausch, zur Finanzierung des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft verwendet werden sollen. Aktien, für welche Bezugsrechte eingeräumt, aber nicht ausgeübt werden, sind zu Marktbedingungen zu veräussern.

Art. 6 a

Bedingte Kapitalerhöhung für Options- und Wandelanleihen

Das Aktienkapital der Gesellschaft wird durch Ausgabe von höchstens 2 000 000 Namenaktien mit einem Nennwert von je CHF 20.- im Maximalbetrag von CHF 40 000 000.- erhöht durch Ausübung von Options- und Wandelrechten, welche in Verbindung mit Anleihensobligationen der Gesellschaft oder einer ihrer Konzerngesellschaften eingeräumt worden sind. Das Bezugsrecht der Aktionäre ist ausgeschlossen. Zum Bezug der neuen Aktien sind die jeweiligen Inhaber von Optionsscheinen und/oder Wandelanleihen berechtigt.

Der Verwaltungsrat kann bei der Ausgabe von Options- oder Wandelanleihen das Vorwegzeichnungsrecht der Aktionäre ganz oder teilweise ausschliessen (1) zur Finanzierung und Refinanzierung des Erwerbs von Unternehmen, Unternehmensteilen oder Beteiligungen oder von neuen Investitionsvorhaben der Gesellschaft oder (2) zur Emission von Options- und Wandelanleihen auf internationalen Kapitalmärkten. Soweit das Vorwegzeichnungsrecht ausgeschlossen ist, sind (1) die Anleihensobligationen zu Marktbedingungen im Publikum zu platzieren, ist (2) die Ausübungsfrist der Options- und Wandelrechte auf höchstens 7 Jahre ab dem Zeitpunkt der Anleihensemission anzusetzen und ist (3) der Ausübungspreis für die neuen Aktien mindestens entsprechend den Marktbedingungen im Zeitpunkt der Begebung festzulegen.

Art. 6 b

Bedingte Kapitalerhöhung für Mitarbeiterbeteiligung

Das Aktienkapital der Gesellschaft wird unter Ausschluss des Bezugsrechts der bisherigen Aktionäre durch Ausgabe von höchstens 360 000 voll zu liberierenden Namenaktien mit einem Nennwert von je CHF 20.- um höchstens CHF 7 200 000.- durch Ausübung von Optionsrechten erhöht, welche Mitarbeiterinnen und Mitarbeitern der Gesellschaft oder einer ihrer Konzerngesellschaften im Rahmen eines durch den Verwaltungsrat zu genehmigenden Beteiligungsplanes eingeräumt werden. Die Ausgabe von Aktien unter dem Börsenpreis ist zulässig. Der Verwaltungsrat regelt die Einzelheiten.

III. Organisation der Gesellschaft

A. Generalversammlung

Art. 7

Arten der Generalversammlung

Die ordentliche Generalversammlung findet jedes Jahr innerhalb von sechs Monaten nach Schluss des Geschäftsjahres statt.

Ausserordentliche Generalversammlungen finden nach Bedarf statt, insbesondere

a) auf Beschluss der Generalversammlung oder des Verwaltungsrates,
b) auf Begehren der Revisionsstelle,
c) wenn es von einem oder mehreren Aktionären, die zusammen mindestens 10 % des Aktienkapitals vertreten, schriftlich unter Angabe der Verhandlungsgegenstände und der Anträge verlangt wird,
d) wenn es Gesetz oder Statuten vorsehen.

Traktandierung eines Verhandlungsgegenstandes

Aktionäre, die Aktien im Nennwert von CHF 1 000 000.- vertreten, können die Traktandierung eines Verhandlungsgegenstandes verlangen, und zwar bis 10 Wochen vor dem Datum der Generalversammlung.

Art. 8

Einberufung
a) Zuständigkeit

Die Einberufung der Generalversammlung erfolgt durch den Verwaltungsrat oder, wenn die gesetzlichen oder statutarischen Voraussetzungen gegeben sind, durch die Revisionsstelle, die Liquidatoren oder die Vertreter der Anleihensgläubiger.

Art. 9

b) Form

Die Generalversammlung ist unter Bekanntgabe von Ort, Zeit, Verhandlungsgegenständen, Anträgen des Verwaltungsrates zu den Verhandlungsgegenständen, Anträgen auf Änderung der Statuten und Art des Ausweises über den Aktienbesitz mindestens 20 Tage vor dem Versammlungstage durch einmalige Bekanntmachung im Schweiz. Handelsamtsblatt einzuberufen. In der Einberufung sind zudem die Anträge der Aktionäre bekanntzugeben, welche die Durchführung der Generalversammlung oder die Traktandierung eines Verhandlungsgegenstandes verlangt haben.

Die Einladung der Aktionäre kann zudem schriftlich an ihre der Gesellschaft zuletzt angegebene Adresse erfolgen.

c) Universalversammlung

Über Gegenstände, die nicht in dieser Weise angekündigt sind, kann, unter Vorbehalt der gesetzlichen Bestimmungen über die Universalversammlung, kein Beschluss gefasst werden, es sei denn über die Einberufung einer ausserordentlichen Generalversammlung oder die Durchführung einer Sonderprüfung.

Art. 10

Vorsitz

Die Generalversammlung steht unter der Leitung des Präsidenten des Verwaltungsrates oder, wenn er verhindert ist, eines andern vom Verwaltungsrat bezeichneten Mitgliedes.

Protokollführer, Stimmenzähler

Der Vorsitzende bezeichnet den Protokollführer, der nicht Aktionär zu sein braucht, und die nötigen Stimmenzähler aus den anwesenden Aktionären oder Aktionärsvertretern.

Protokoll

Über die Verhandlungen wird ein Protokoll geführt, das vom Vorsitzenden und vom Protokollführer zu unterzeichnen ist.

Art. 11

Stimmrecht

Je CHF 20.- Nennwert geben eine Stimme. Stimmberechtigt in der Generalversammlung sind die bei Erlass der Einladung im Aktienbuch mit Stimmrecht eingetragenen Aktionäre.

Stellvertretung

Jeder Aktionär kann seine Aktien an der Generalversammlung durch einen anderen Aktionär mit schriftlicher Vollmacht vertreten lassen. Der Vertreter muss nicht Aktionär sein, wenn sich seine Vertretungsbefugnis nicht auf Rechtsgeschäfte stützt.

Bekanntgabe der vertretenen Aktien

Der Vorsitzende gibt der Generalversammlung Art, Anzahl und Nennwert der durch Depotvertreter, Organvertreter und unabhängige Stimmrechtsvertreter vertretenen Aktien gesamthaft für jede Vertretungsart bekannt.

Stimmrechts-ausweis

Der Verwaltungsrat erlässt die Bestimmungen betreffend Ausweis über Aktienbesitz und Ausgabe von Stimmkarten.

Art. 12

Beschlussfähigkeit

Die Generalversammlung ist ohne Rücksicht auf die Zahl der anwesenden Aktionäre und der vertretenen Aktienstimmen beschlussfähig, wenn nicht das Gesetz zwingend etwas anderes bestimmt.

Art. 13

Beschlüsse, Wahlen

Die Generalversammlung fasst ihre Beschlüsse und vollzieht ihre Wahlen mit der absoluten Mehrheit der vertretenen Aktienstimmen, soweit das Gesetz nicht zwingend etwas anderes bestimmt.

Abstimmungsart

Abstimmungen und Wahlen erfolgen offen, wenn der Vorsitzende nichts anderes anordnet.

Stimmen gleichheit

Bei Stimmengleichheit entscheidet die Stimme des Vorsitzenden.

Art. 14

Befugnisse

Der Generalversammlung stehen folgende unübertragbare Befugnisse zu:

a) Festsetzung und Änderung der Statuten,
b) Wahl und Abberufung der Mitglieder des Verwaltungsrates und der Revisionsstelle sowie des Konzernprüfers,
c) Genehmigung des Jahresberichtes, der Jahresrechnung und der Konzernrechnung sowie Beschlussfassung über die Verwendung des Bilanzgewinnes, insbesondere die Festsetzung der Dividenden und Tantiemen,
d) Entlastung der Mitglieder des Verwaltungsrates,
e) Auflösung der Gesellschaft mit oder ohne Liquidation,
f) Beschlussfassung über die Gegenstände, die der Generalversammlung durch das Gesetz oder die Statuten vorbehalten sind oder ihr durch den Verwaltungsrat vorgelegt werden.

B. Verwaltungsrat

Art. 15

Mitgliederzahl

Der Verwaltungsrat besteht aus mindestens drei, maximal neun Mitgliedern.

Konstituierung

Der Verwaltungsrat konstituiert sich selbst.

Reglement

Der Verwaltungsrat kann, wenn nötig, ein Geschäftsreglement erlassen.

Art. 16

Amtsdauer, Wiederwählbarkeit

Die Mitglieder des Verwaltungsrates werden auf drei Jahre gewählt und sind wieder wählbar; als Jahr gilt die Zeit von einer ordentlichen Generalversammlung zur nächsten. Verwaltungsratsmitglieder können vor Ablauf ihrer Amtsperiode für eine neue Amtsdauer von drei Jahren gewählt werden. Der Wahlturnus ist so anzusetzen, dass jedes Jahr die Amtsdauer von rund einem Drittel der Verwaltungsratsmitglieder abläuft. Wiederwahl ist zulässig.

Ersatzwahlen, Zuwahlen

Ersatzwahlen erfolgen an der nächsten ordentlichen Generalversammlung für den Rest der Amtsdauer des ersetzten Mitgliedes; bei Zuwahlen unter dem Jahr gilt die Zeit bis zur nächsten ordentlichen Generalversammlung als ein Jahr.

Art. 17

Befugnisse

Der Verwaltungsrat vertritt die Gesellschaft nach aussen und fasst diejenigen Beschlüsse, die nicht nach Gesetz, Statuten oder Reglement einem anderen Organ der Gesellschaft übertragen sind.

Unübertragbare Aufgaben

Er hat insbesondere folgende unübertragbare und unentziehbare Aufgaben:

a) Oberleitung der Gesellschaft und Erteilung der nötigen Weisungen,
b) Festlegung der Organisation,
c) Ausgestaltung des Rechnungswesens, der Finanzkontrolle sowie der Finanzplanung,
d) Ernennung und Abberufung der mit der Geschäftsführung und der Vertretung betrauten Personen und Regelung der Zeichnungsberechtigung,
e) Oberaufsicht über die mit der Geschäftsführung betrauten Personen, namentlich im Hinblick auf die Befolgung der Gesetze, Statuten, Reglemente und Weisungen,
f) Erstellen des Geschäftsberichtes sowie Vorbereitung der Generalversammlung und Ausführung ihrer Beschlüsse,
g) Benachrichtigung des Richters im Falle der Überschuldung,
h) Prüfung der fachlichen Voraussetzungen der besonders befähigten Revisoren.

Delegation

Der Verwaltungsrat kann, unter Vorbehalt der unübertragbaren Aufgaben, einen Teil seiner Befugnisse, vor allem die unmittelbare Geschäftsführung, an einzelne oder mehrere seiner Mitglieder (Delegierte, Ausschüsse) oder an Dritte, die nicht Mitglieder des Verwaltungsrates oder Aktionäre sein müssen, übertragen. Er erlässt ein entsprechendes Organisationsreglement.

Delegation an die Generalversammlung

Unter Vorbehalt der unübertragbaren Aufgaben kann der Verwaltungsrat nach seinem Ermessen wichtige Entscheide, für die er zuständig wäre, der Generalversammlung zur Beschlussfassung unterbreiten.

Art. 18

Einberufung

Der Verwaltungsrat versammelt sich auf Einladung seines Präsidenten, so oft die Geschäfte es erfordern, oder auf Verlangen eines seiner Mitglieder oder der von ihm mit der Geschäftsführung betrauten Personen.

Vorsitz

Den Vorsitz des Verwaltungsrates führt der Präsident oder, wenn er verhindert ist, der Vizepräsident oder ein anderes Mitglied.

Vertretung der mit der Geschäftsführung betrauten Personen

Der Verwaltungsrat kann alle oder einen Teil der von ihm mit der Geschäftsführung betrauten Personen zu den Sitzungen einladen; diese Personen haben beratende Stimme.

Sekretär

Der Verwaltungsrat bezeichnet den Sekretär; dieser muss nicht Aktionär sein oder dem Verwaltungsrat angehören.

Art. 19

Beschlussfähigkeit

Der Verwaltungsrat ist beschlussfähig, wenn mindestens die Hälfte seiner Mitglieder anwesend ist. Ein Präsenzquorum ist nicht erforderlich, wenn der Verwaltungsrat ausschliesslich Feststellungen und Statutenänderungen im Zusammenhang mit einer Kapitalerhöhung zu beschliessen hat.

Stellvertretung

Stellvertretung ist ausgeschlossen.

Beschlussfassung

Der Verwaltungsrat fasst seine Beschlüsse und vollzieht seine Wahlen mit einfacher Mehrheit der anwesenden Mitglieder.

Stimmengleichheit

Bei Stimmengleichheit entscheidet die Stimme des Vorsitzenden.

Zirkulationsbeschluss

Beschlüsse können auf dem Zirkularweg schriftlich oder, in dringenden Fällen, per Telefax, Telex oder telegrafisch gefasst werden, wenn kein Mitglied mündliche Beratung verlangt. Zirkulationsbeschlüsse bedürfen der Zustimmung der absoluten Mehrheit der Mitglieder des Verwaltungsrates.

Protokoll

Über Verhandlungen, Beschlüsse und Wahlen des Verwaltungsrates ist ein Protokoll zu führen, das vom Vorsitzenden und vom Sekretär zu unterzeichnen ist.

Art. 20

Auslagen, Entschädigung

Die Mitglieder des Verwaltungsrates haben Anspruch auf Ersatz ihrer im Interesse der Gesellschaft gemachten Auslagen. Sie haben ferner für ihre Tätigkeit Anspruch auf eine feste Jahresentschädigung, die der Verwaltungsrat selbst festlegt.

C. Revisionsstelle, Konzernprüfer

Art. 21

Zusammensetzung

Die Generalversammlung wählt jedes Jahr eine oder mehrere natürliche oder juristische Personen als Revisionsstelle im Sinne von Art. 727 ff OR mit den im Gesetz festgehaltenen Rechten und Pflichten.

Besondere Befähigung

Die Revisoren müssen im Sinne von Art. 727 b OR fachlich besonders befähigt sein.

Befugnisse

Die Revisionsstelle wohnt der ordentlichen Generalversammlung bei und hat die gesetzlichen Befugnisse.

Konzernprüfer

Ausserdem wählt die ordentliche Generalversammlung alljährlich einen Konzernprüfer.

IV. Jahresrechnung, Gewinnverwendung

Art. 22

Abschlusstermin

Die Jahresrechnung wird jeweils auf den 31. Dezember eines jeden Jahres abgeschlossen.

Rechnungslegung

Die Jahresrechnung, bestehend aus der Erfolgsrechnung, der Bilanz und dem Anhang sowie die Konzernrechnung werden nach den gesetzlichen Vorschriften und nach allgemein anerkannten kaufmännischen und branchenüblichen Grundsätzen aufgestellt.

Art. 23

Gewinnverwendung

Über den ausgewiesenen Bilanzgewinn verfügt die Generalversammlung im Rahmen der gesetzlichen Vorschriften, insbesondere Art. 671 ff OR.

V. Auflösung, Liquidation

Art. 24

Auflösung, Liquidation, Fusion

Die Generalversammlung kann jederzeit Auflösung und Liquidation oder Fusion mit einer anderen Gesellschaft nach den gesetzlichen Vorschriften beschliessen.

Unter Vorbehalt abweichender Anordnung der Generalversammlung besorgt der Verwaltungsrat die Liquidation; er kann dabei Aktiven freihändig veräussern.

VI. Bekanntmachungen

Art. 25

Publikationsorgan

Publikationsorgan für Bekanntmachungen der Gesellschaft ist das Schweiz. Handelsamtsblatt; der Verwaltungsrat kann weitere Publikationsorgane bezeichnen.

Mitteilungen an Namenaktionäre

Mitteilungen an Namenaktionäre erfolgen schriftlich an ihre der Gesellschaft zuletzt angegebene Adresse.

VII. Gerichtsstand

Art. 26

Gerichtsstand

Zuständig für die Beurteilung von Streitigkeiten aus dem Gesellschaftsverhältnis sind die ordentlichen Gerichte am Sitz der Gesellschaft.

Genehmigt durch die Generalversammlung vom

17. Mai 1973
22. Juni 1973
24. Juni 1975
07. Juni 1977
24. Oktober 1977
14. Juni 1978
14. Juni 1979
19. Juni 1980
17. Juni 1981
06. Juni 1991
08. Juni 1993
24. Mai 1994
24. März 1995 (Verwaltungsrat)
27. Mai 1997
13. März 1998 (Verwaltungsrat)
12. März 1999 (Verwaltungsrat)
10. März 2000 (Verwaltungsrat)
04. Mai 2000
07. Mai 2002

Die vorliegenden Statuten sind auch in englischer Sprache erschienen. Die deutsche Ausgabe ist im Handelsregister am Sitz der Firma eingetragen. Im Falle eines Rechtsstreites gilt nur die deutsche Ausgabe als Vorlage.

Rule 12g3-2(b) File No. 82-5190

Articles of Association

Unaxis Holding Inc.

I. Company name, domicile, duration, aims and objectives

Art. 1

Company name

Incorporated under the name

Unaxis Holding AG
Unaxis Holding SA
Unaxis Holding Inc.

Duration, domicile

is a stock corporation, formed for an indefinite duration and domiciled in Pfäffikon SZ, Community of Freienbach.

Branch establishments

The aforementioned corporation may establish branches and r-epresentative agencies in Switzerland and abroad.

Art. 2

Aims and objectives

The corporation's aims and objectives are to participate in business organizations of all kinds in Switzerland and abroad, particularly those in the manufacturing industry. Moreover, the corporation may transact any business conducive to developing the corporation or furthering the corporation's aims and objectives.

II. Capital structure

A. Share capital, shares

Art. 3

Share capital, denominations

The share capital totals CHF 263 401 840.- and is divided into 13 170 092 registered shares of CHF 20.- nominal value. These shares are fully paid-up.

Share certificates

The share certificates shall bear the facsimile of the signatures of two Members of the Board of Directors. The corporation may issue certificates, each covering a number of shares, which may be converted at any time to smaller certificates or into the corresponding number of share units, free of charge.

Restrictions on transfer of shares

The corporation may impose or remove restrictions on the transfer of shares, provided that this resolution is passed by an absolute majority of the nominal value of shares represented and two thirds of the share votes cast at the General Meeting.

Art. 4

a) Share register

The Board of Directors is to keep a register of shares, wherein the names and addresses of shareholders and beneficiaries are to be entered. There are no restrictions on the transfer of shares. The corporation shall recognize only those parties entered in the share register as shareholders or beneficiaries.

b) Postponed printing of share certificates	The corporation may dispense with the printing and delivery of share certificates, and, with the agreement of the shareholder, may annul issued certificates which are returned to it without replacing them. The shareholder is entitled to request that share certificates for his/her shares be printed and delivered to him/her at any time free of charge, and the corporation may at any time print certificates for uncertificated shares.
c) Method of share transfer	Uncertificated shares, including all uncertificated rights and privileges appertaining thereto, may only be transferred by assignment. Assignment is valid only if notified to the company. The rights to the share certificate are transferred to the purchaser by the process of assignment valid in law even without the agreement of the corporation. The corporation may inform the bank at which the shareholder has deposited the shares he has surrendered about the assignment.
d) Pledging shares	Uncertificated shares and the property rights appertaining thereto may be pledged only to the bank at which the shareholder has deposited the shares by means of a written deed of security. It is not necessary to inform the corporation. The right to the delivery of the share certificate may be transferred to the bank accepting the deed of security. Furthermore, if the pledging of shares is to be legally valid, the surrendered share certificate must be submitted.
e) Exclusion of the bid obligation under the Stock Exchange Act	A person who acquires shares in the corporation is not required to make a public purchase bid pursuant to Articles 32 and 52 of the Federal Act on Stock Markets and Securities Trading.

B. Increase of share capital

Art. 5

Ordinary share capital increase

For capital increases, all shareholders have the right to the proportion of the newly issued shares that corresponds to their previous shareholding.

Elimination of subscription rights

The subscription rights of shareholders may be eliminated by the General Meeting of shareholders for the reasons described in Art. 652 b Para. 2 Swiss Code of Obligations.

Art. 6

Authorized Capital

The Board of Directors is authorized, at any time up to May 7, 2004, to increase the share capital up to a maximum aggregate amount of CHF 40 000 000.- through the issuance of a maximum of 2 000 000 registered shares, which shall be fully paid-in with a par value of CHF 20.- per share. Increases by firm underwriting as well as partial increases are permissible. In each case, the issue price, the date for entitlement to dividends and the type of contribution shall be determined by the Board of Directors.

The Board of Directors is authorized to exclude all or parts of the subscription rights of the shareholders and to convey them to third parties, provided that such new shares are to be used for the acquisition of enterprises through share swaps or for financing the acquisition of enterprises or divisions thereof, or of participations or of newly-planned investments of the Corporation. Shares for which subscription rights exist but are not exercised shall be sold by the Corporation at market conditions.

Art. 6 a

Conditional capital increase for warrant and convertible bonds

The Corporation's share capital shall be increased by a maximum aggregate amount of CHF 40 000 000.- through the issuance of a maximum of 2 000 000 registered shares with a par value of CHF 20.- per share by the exercise of option and conversion rights which are granted in connection with bond obligations of the Corporation or one of its Group companies. The subscription rights of shareholders are excluded. The current holders of option certificates and/or convertible bonds are entitled to purchase the new shares.

The Board of Directors is empowered to limit or exclude the advanced subscription rights of shareholders (1) to finance or refinance the acquisition of enterprises, divisions thereof, or of participations or of newly planned investments of the Corporation or (2) to issue the warrant and the convertible bonds on the international capital market. To the extent that the right to subscribe in advance is excluded, (1) the bonds are to be placed with the public at market conditions, (2) the term to exercise the option and the conversion rights may not exceed 7 years as of the date of the bond issue and (3) the exercise price for the new shares must at least correspond to the market conditions at the time of the bond issue.

Art. 6 b

Conditional capital increase for employee participation

The Corporation's share capital shall, to the exclusion of the subscription rights of shareholders, be increased through the issuance of a maximum of 360 000 registered shares, which shall be fully paid-in, with a par value of CHF 20.- each, by a maximum aggregate amount of CHF 7 200 000.- by the exercise of option or conversion rights, which have been granted to the employees of the Corporation or of one of its Group companies according to a employee participation plan to be approved by the Board of Directors. The issuance of shares at less than the stock exchange price is permissible. The details shall be determined by the Board of Directors.

III. Organization of the corporation

A. Annual General Meeting of shareholders

Art. 7

Types of shareholders General Meeting

The ordinary General Meeting of shareholders shall be held annually within six months of the close of the accounting year.

Extraordinary General Meetings of shareholders shall be held as required, in particular:

a) by resolution of the General Meeting of shareholders or the Board of Directors,
b) at the request of the auditors,
c) if requested by one or more shareholders who together represent at least 10 % of the share capital, by application in writing stating the agenda items and the proposed resolutions,
d) if required by law or by these Articles of Association.

Inclusion of items in agenda

Shareholders with a holding of CHF 1 000 000.- nominal value are entitled to request that an item be included in the agenda; this request is to be made no later than 10 weeks before the date of the General Meeting of shareholders.

Art. 8

Calling of shareholders General Meetings
a) Responsibility

The General Meeting of shareholders shall be called by the Board of Directors or, if required under statutory or articled provisions, by the auditors, liquidators or the representatives of the loan creditors.

Art. 9

b) Procedure

The General Meeting of shareholders is to be called at least twenty days before the day appointed for the Meeting by a notice published once in the Schweiz. Handelsamtsblatt (Swiss Official Gazette of Commerce), stating time, place, agenda, resolutions put forward by the Board of Directors for the agenda items, any resolutions to amend these Articles and method of proving shareholder status. The announcement is to include the resolutions put forward by those shareholders who have requested the General Meeting of shareholders to be held or who have requested an item to be included in the Agenda.

The registered shareholders may also be invited to the Meeting by notice in writing to their address last notified to the corporation.

c) Meeting of all shareholders

Subject to the statutory provisions on the Meeting of all shareholders, matters not announced in this way shall not be eligible for resolution except the calling of an extraordinary General Meeting of shareholders or the carrying out a special audit.

Art. 10

Chairman

The General Meeting of shareholders shall be chaired by the Chairman of the Board of Directors, or, in the event of his/her incapacity, by another Board Member designated by the Board.

Secretary, scrutineers

The Chairman shall appoint a secretary to take the minutes, who need not be a shareholder, and the necessary scrutineers from the shareholders or shareholders' representatives present.

Minutes

The proceedings shall be recorded in the minutes, which shall be signed by the Chairman and the secretary.

Art. 11

Voting rights

Each nominal value of CHF 20.- shall bear one vote. Those entitled to vote in the General Meeting of shareholders are the shareholders, whose names are entered in the share register as voting registered shareholders at the time of invitation to the General Meeting of shareholders.

Representation

Any shareholder may appoint another registered shareholder to act as proxy with written authorization to represent his shares at the General Meeting of shareholders. The proxy need not be a registered shareholder unless his power of proxy is based on a legal contract.

Announcement of shares represented

The Chairman shall inform the General Meeting of shareholders of the type, number and nominal value of the shares represented by proxy in respect of deposited shares, shares held by corporations and shares held by independent persons appointed as proxy by the shareholders, giving a total for each type of representative.

Proof of right to vote

The Board of Directors shall issue the regulations on the method of proving shareholder status and on the issue of voting cards.

Art. 12

Quorum

The General Meeting of shareholders shall constitute a quorum regardless of the number of shareholders attending and share votes represented, unless otherwise stipulated by law.

Art. 13

Resolutions, elections

Resolutions and elections made by the General Meeting of shareholders shall require the absolute majority of the share votes represented, unless otherwise stipulated by law.

Method of voting

Voting and elections shall be by show of hands unless otherwise ordered by the Chairman.

Equality of votes

In the event of an equality of votes, the Chairman shall have the casting vote.

Art. 14

Powers

The General Meeting of shareholders shall have the following powers which shall not be delegated:

a) to fix and amend these Articles of Association,
b) to elect and relieve Members of the Board of Directors, the auditors and the Group auditor,
c) to approve the annual report, the annual financial statement and the consolidated financial statements, and to decide on the allocation of profits as shown on the balance sheet, in particular with regard to dividends and bonus payments to members of the Board of Directors,
d) to discharge the Members of the Board of Directors,
e) to dissolve the corporation with or without liquidation,
f) to decide matters reserved to the General Meeting of shareholders by law of by these Articles of Association or which are presented to it by the Board of Directors.

B. Board of Directors

Art. 15

Number

The Board of Directors shall consist of at least three and not exceed nine members.

Constitution

The Board shall constitute itself.

Regulations

The Board may issue business regulations if necessary.

Art. 16

Duration of office, re-election

Board members shall be elected for three years and shall be eligible for re-election; a "year" shall mean the period from one ordinary General Meeting of shareholders to the next. Members of the Board of Directors may be elected for a new office period of three years prior to the expiration of their office period. The elections are to be organized in such a way that each year the office period of about a third of the members of the Board of Directors expires.

Elections for vacancies, elections of additional Board members

Elections to fill vacancies shall be held at the next ordinary General Meeting of shareholders for the remainder of the term of office of the member replaced; for elections of additional members during the year, the period until the next ordinary General Meeting of shareholders shall be deemed a year.

Art. 17

Powers

The Board of Directors shall act for the corporation vis-à-vis third parties and shall pass those resolutions which, according to law, these articles of Association or corporation regulations, are not covered by another executive body.

Exclusive powers

The Board has the following non-delegable and inalienable duties:

a) the ultimate direction of the business of the corporation and issuing of the relevant directives,
b) to lay down the organization of the corporation,
c) to formulate accounting procedures, financial controls and financial planning,
d) to nominate and relieve persons entrusted with the management and representation of the corporation and to regulate the power to sign for the corporation,
e) the ultimate supervision of those persons entrusted with management of the corporation, with particular regard to adherence to law, these articles of Association, corporation rules and regulations and corporation directives,
f) to issue the Annual Report and to prepare for the General Meeting of shareholders and to carry out its resolutions,
g) to inform the court in case of indebtedness,
h) to check the special qualifications of the auditors.

Delegation

The Board of Directors may, while retaining its exclusive powers, delegate some of its powers, in particular direct management, to a single or to several of its members (managing directors, committees) or to third parties, who need be neither members of the Board nor shareholders. The Board shall issue an appropriate set of regulations governing the internal organization of the company.

Delegation to the General Meeting of shareholders

The Board of Directors may, while retaining its exclusive powers, submit at its discretion important matters for which it would have power of decision to the General Meeting of shareholders for resolution.

Art. 18

Calling of Board Meetings — The Board of Directors shall meet at the Chairman's invitation whenever business so requires or if requested by one of its members or by management.

Chair — The Board shall be chaired by the Chairman or, in the event of his/her incapacity, by the vice chairman or by another Member of the Board.

Representation of managers at Board Meetings — The Board may invite all or some of the managers to attend its meetings; managers invited shall have a consultative vote.

Secretary — The Board of Directors shall appoint the secretary, who does not need to be a shareholder or a Board member.

Art. 19

Quorum — The Board of Directors shall constitute a quorum if at least half its members are present. The presence of a quorum is not required if the Board is solely involved in the assessment and amendment of the Articles of Association in connection with a capital increase.

Representation — Representation by proxy shall not be permitted.

Resolutions — Board resolutions and elections shall require the vote of the simple majority of its members present.

Equality of votes — In the event of an equality of votes, the chairman of the meeting shall have the casting vote.

Resolutions Passed by circular — Board resolutions may be passed by circular in writing or, in emergencies, by facsimile, telex or telegram, unless a member requests oral debate. Resolutions passed by circular require the agreement of the absolute majority of the Board members.

Minutes — Proceedings, resolutions and elections at Board Meetings shall be recorded in the minutes, which shall be signed by the chairman of the meeting and the secretary.

Art. 20

Expenses, remuneration

The members of the Board of Directors are entitled to compensation for expenses incurred in the service of the corporation. They are also entitled to an annual fee in recognition of their services, to be fixed by the Board.

C. Auditors, Group auditors

Art. 21

Composition

The ordinary General Meeting of shareholders shall each year appoint one or more natural persons or auditing firms as auditors as defined in Art. 727 et seq. Swiss Code of Obligations with the duties and entitlements laid down in law.

Special qualifications

The auditors shall meet high professional standards as defined in Art. 727 b Swiss Code of Obligations.

Powers

The auditors shall attend the annual General Meeting of shareholders and shall have all the statutory powers.

Group auditor

In addition, the ordinary General Meeting of shareholders shall each year appoint an auditor to the Group.

IV. Annual financial statement, profit allocation

Art. 22

Date of annual financial statement

The annual financial statement shall be drawn up as of 31. December of each year.

Rendering of financial statements

The annual financial statement, consisting of income statement, balance sheet and the notes, as well as the consolidated financial statements, shall be produced according to law and generally recognized commercial and accounting principles.

Art. 23

Allocation of net profits

The allocation of the net profits disclosed shall fall to the General Meeting of shareholders within the limits of the statutory provisions, in particular Art. 671 et seq. Swiss Code of Obligations.

V. Dissolution, liquidation

Art. 24

Dissolution, liquidation, merger

The General Meeting of shareholders may at any time decide to dissolve and liquidate the corporation or merge it with another corporation pursuant to the relevant statutory provisions.

Unless otherwise ordered by the General Meeting of shareholders, the Board shall perform the liquidation, with power for the sale of assets on the open market.

VI. Notices

Art. 25

Publishing medium

The publishing medium for corporation notices is the Schweiz. Handelsamtsblatt (Swiss Official Gazette of Commerce); the Board of Directors may select additional publishing mediums.

Communications to registered shareholders

Communications to registered shareholders shall be served in writing to their address last notified to the corporation.

VII. Jurisdiction

Art. 26

Competence of the court

The settlement of disputes arising under the corporate relationship shall be referred to the ordinary courts at the domicile of the corporation.

Approved by the General Meetings of shareholders

17 May 1973
22 June 1973
24 June 1975
07 June 1977
24 October 1977
14 June 1978
14 June 1979
19 June 1980
17 June 1981
06 June 1991
08 June 1993
24 May 1994
24 March 1995 (Board of Directors)
27 May 1997
13 March 1998 (Board of Directors)
12 March 1999 (Board of Directors)
10 March 2000 (Board of Directors)
04 May 2000
07 May 2002

This edition of the Articles of Association is an English translation of the Articles of Association published in German. The German edition has been entered in the Commercial Register in the corporation's domicile. In case of legal dispute, only the German edition may be submitted for consultation.